Sit Investment Associates

> - **Outsized Risk of a Global Recession but Timing Remains Uncertain**
> - **China's Chaotic Zero-Covid U-turn Paves the Way for a GDP Rebound**
> - **Fed Nearing End of Aggressive Tightening Cycle as Inflation Eases**
> - **Rebasing of P/Es and EPS Forecasts Improves Risk-Reward for Stocks**
> - **Technology Stocks Oversold Given Numerous Secular Drivers**

Focus Now Shifts to Earnings Risk as Inflation Rolls Over, but Much Already Priced In

① 2022 Was a Lousy Year for Stocks & Bonds

S&P 500 Index and U.S. Aggregate Bond Index Returns*



② Rapid Drop in P/Es Reflects Recession Risk

S&P 500 Price-to-Earnings Ratio
Next Twelve Months, Y/Y Percent



③ Inflation Set to Decelerate Further in 2023

U.S. CPI versus Prior Postwar Inflation Spikes
Y/Y Percent



④ EPS Estimates Becoming More Realistic

Change in 2023 S&P 500 EPS Estimates, 12/21 to 12/22



Sources: Bloomberg, FactSet, Citi, 12/31/22

Attractive Opportunities Emerging Following a Challenging Year

The sharp stock market correction in 2022 has reduced valuation multiples and largely discounts our base case for a mild recession this year. Even so, we expect the market will stay volatile in 2023 as investors shift their focus from inflation to corporate earnings as economic weakness broadens and exerts substantial pressure on profitability. Accordingly, equity portfolios remain well diversified, with a quality bias. Still, we plan to pivot to a pro-cyclical stance once corporate earnings forecasts more fully reflect the recession's effect and as we better grasp the trajectory of global policy rates. Nonetheless, as was the case in 2022, we expect market dislocations will provide compelling stock-picking opportunities to improve the risk-reward profile of portfolios.

The Federal Reserve (Fed) and financial markets have, in effect, been in a tug of war for the better part of the last six months. The intermittent rallies in equities and bonds in anticipation of an eventual Fed pivot have led to looser financial conditions, further complicating the Fed's effort to bring down multi-decade-high inflation. Investors have misjudged the economy's resilience, the durability of price-insensitive consumer spending, and the Fed's resolve. The Fed has had a lot of blunders too. Both are trying to feel their way through the dark.

Last July, futures discounted a terminal fed funds rate of +3.25 percent in December 2022, followed by cuts in early 2023. In all fairness, the Fed's June 2022 forecast implied a peak fed funds rate of +3.75 in 2023 (versus its +2.75 percent forecast just three months earlier) as opposed to the current range of +4.25 to +4.50 percent. The Fed will sustain a hawkish tone to rein in financial conditions, but rising evidence of a looming recession and a fall in inflation suggests it will pause by midyear. Still, there is a risk the Fed will not pivot to rate cuts fast enough for the markets' liking, keeping volatility high.

Terminal Fed Funds Rate Likely Reached by May



U.S. Fed Funds Rate Projections   □ 2023E ■ 2024E

Source: Federal Reserve, CME Group, Bloomberg, 12/31/22

While some still hope the Fed can "thread the needle" to achieve a soft landing, its track record is very spotty.

As a result, the broad consensus is a recession in 2023. Even so, a grave policy error or exogenous shock aside, all indications point to a comparatively mild downturn: there are no weighty private sector excesses; household and corporate balance sheets are in good shape; and job market dynamics are favorable. Yet, slowing economic growth, climbing rates, and tightening credit standards amplify the risk of isolated/confined credit events after years of unsustainable debt accumulation by some.

Consensus corporate earnings projections increasingly reflect weakening economic growth prospects, with the 2023 S&P 500 bottom-up estimate down -8.8 percent from its May 2022 peak. Yet, the current 2023 estimate of $230 per share, or up +5.0 percent year over year, is only attainable in the unlikely scenario of a soft landing. We project S&P 500 bottom-up earnings could slide to approximately $200 per share in a mild recession from an estimated $220 in 2022, denoting a year-over-year drop of -9.1 percent (or -13.1 percent downside risk).

Regardless, we believe the S&P 500's current valuation already reflects much of this earnings risk. In what has to be one of the most anticipated recessions in modern history, investors have discounted the risk much earlier than in prior downturns. The S&P 500 Index fell -19.4 percent in 2022, with a peak-to-trough decline of -25.4 percent between January and October. Coincidentally, the S&P 500 now trades closer to its historical average. While the stock market is not cheap (particularly off of trough earnings), investors may soon start discounting a better outlook for mid-2024 and beyond. Near-term, the broad-based selloff has led to plenty of dislocations and attractive stock-picking opportunities.

S&P 500 Index Discounting a Mild Recession

Peak Date	Trough Date	Peak-to-Trough Decline Price	EPS	Earnings Decline
Jun-48	Jun-49	-17%	-3%	Mild
Jan-53	Sep-53	-11%	-12%	Mild
Jul-56	Dec-57	-17%	-22%	Deep
Jan-60	Oct-60	-13%	-12%	Mild
Dec-68	Jul-70	-34%	-13%	Mild
Jan-73	Dec-74	-46%	-15%	Deep
Feb-80	Apr-80	-15%	-5%	Mild
Nov-80	Aug-82	-27%	-19%	Deep
Dec-89	Oct-90	-16%	-26%	Deep
Mar-00	Sep-01	-37%	-23%	Deep
Oct-07	Mar-09	-56%	-45%	Deep
Feb-20	Mar-20	-34%	-21%	Deep
Average		-27%	-18%	
Average in Deep		-33%	-24%	
Average in Mild		**-18%**	**-9%**	

Source: JP Morgan, 1/5/23

Sit Investment Associates

Our core investment focus remains on selecting quality growth stocks at attractive valuations. Quality, as we define it, refers to companies that have visible earnings growth, solid balance sheets/free cash flow generation, and proven management teams. Valuation is the other critical component as we evaluate opportunities where price-to-earnings (PE) multiple compression has been excessive relative to earnings growth prospects. While portfolios remain well-diversified against an uncertain macro backdrop, we believe three sectors stand out as having both near- and long-term appeal for growth investors: technology, health care, and energy.

According to Bernstein Research, technology stocks in 2022 experienced their weakest absolute performance since the 2008 global financial crisis and their poorest relative performance since the post-tech bubble decline of 2000. A sizable contraction in PE multiples largely drove the 2022 weakness. As a result, the sector trades at a more reasonable valuation in relation to underlying profitability, balance sheet strength, and longer-term growth prospects. For example, semiconductor stocks are now trading at compelling valuations with ever-improving long-term fundamentals such as climbing chip utilization in electric vehicles, data centers, connected devices, machine learning, and industrial equipment.

Several secular tailwinds also underpin the overall tech sector, including the transition to cloud computing, the growing adoption of artificial intelligence/robotics, and the digitalization of the broader economy. Therefore, we will likely aggressively add to technology positions once we have better visibility and the confidence that earnings estimates have bottomed cyclically.

U.S. Tech Performance in Market Drawdowns

Start	End	Tech	Market	Market Ex. Tech
Apr-00	Feb-03	-77%	-44%	-25%
Oct-07	Feb-09	-49%	-49%	-49%
May-10	Jun-10	-14%	-13%	-13%
Jun-11	Sep-11	-15%	-18%	-18%
Jun-15	Sep-15	-7%	-9%	-10%
Nov-15	Feb-16	-8%	-7%	-7%
Feb-18	Mar-18	-3%	-6%	-7%
Sep-18	Dec-18	-19%	-13%	-12%
Feb-20	Mar-20	-14%	-21%	-23%
Jan-23	Dec-22	-34%	-17%	-8%
Average Return		-24%	-20%	-17%
Average Return**		-16%	-17%	-17%

** ex. Tech Bubble (2000) and current drawdown (2022)

Source: Bernstein Research, 12/19/22

We believe the healthcare sector offers a good balance of defensive characteristics driven by positive demo-graphic drivers and above-market earnings growth for 2023 and beyond once we omit the one-time benefits from Covid-19 testing and vaccines from the base year. Nonetheless, despite these positive fundamentals, the healthcare sector trades at a significant discount to the slower-growing, similarly defensive consumer staples and utilities sectors.

As we begin 2023, the factors that negatively impacted earnings growth, including supply chain issues, a high Covid-19 prevalence, and a strong U.S. dollar, have reversed. Moreover, industry sentiment has improved with the rollback of biopharmaceutical product pricing risk afforded by the passage of the Inflation Reduction Act, strong 2023 Medicare Advantage enrollment benefiting the managed care industry, and a robust pipeline of new product launches supporting the medical device industry.

Investment Case for Secular Healthcare Intact



U.S. National Health Expenditures
$ Trillion · · · · Projected

Source: Centers for Medicare & Medicaid Services, 12/31/22

We also continue to selectively add energy exposure as structural supply-side constraints suggest an extended period of elevated, albeit volatile, energy prices. Years of underinvestment in fossil-based fuels, an accelerated buildout of sporadic renewable electricity sources, and a dependence on inconsistent resource providers have uncovered the shortcomings of current energy policies. So, an "all-of-the-above" approach appears most likely to meet the world's energy needs, given the renewed appreciation for the dependability of traditional fuels.

We are opportunistically adding to fossil fuel providers due to their leverage to higher oil prices and as a hedge against inflation and geopolitical risk. Slowing demand for oil and gas amid weaker global economic growth is a near-term threat, but much-improved balance sheets should limit the downside. We also see opportunities in renewables as the continuing shift to cleaner sources, helped by favorable government policies, is intact. Our preferred exposure is via select industrials, utilities, and materials companies that will profit from the buildout.



Aggressive Global Monetary Tightening Should Tame Inflation, but at What Cost?

Aggressive monetary tightening worldwide should bring multi-decade-high inflation largely to heel by 2024. But, correspondingly, it is also increasingly possible the lagged effects of ongoing interest rate hikes will tip the already-battered global economy into a recession. Rate-sensitive sectors such as housing were early casualties of tightening financial conditions. And 75 percent of global manufacturing PMIs are now contracting. Critically, a record number of central banks are tightening concurrently, seemingly unmindful of the cumulative effect. Accordingly, global short-term rates have climbed to +3.5 percent and could rise another 75 to 100 basis points by midyear (Exhibit 1). Given the economy can take several quarters (if not longer) to reflect the full impact of monetary policy actions, there is an outsized risk of an economy-upending error as hawkish central bankers plow ahead. Excess savings, job growth, and fiscal measures muted the jolt from higher rates and supply shocks in 2022. Yet, a chorus of leading indicators implies global growth will continue to weaken well into 2023. China's chaotic pivot away from its zero-Covid policies will also exacerbate macro headwinds nearer term. Then again, a full reopening of the Chinese economy could backstop the global economy and maybe even help turn the tide.

The Fed Will Pivot to a Pause by Midyear and Probably to Rate Cuts by Year-End

The Federal Reserve (Fed) has utilized the monetary policy equivalent of "shock and awe" since ditching its transitory inflation thesis, tightening the most aggressively since 1980 (Exhibit 2). We anticipate the Fed will lift the target fed funds rate to +5.00 to +5.25 percent before pausing by midyear as inflation sufficiently ebbs. Be that as it may, the Fed asserts it will stay restrictive for longer to avoid repeating a mid-1970s policy error in which premature easing led to another bout of high inflation. It is unclear how much the Fed is jawboning to keep financial conditions tight (by capping stock and bond prices) versus genuine resolve, but it does raise the specter it will be behind the curve again. While some still hope the Fed can "thread the needle" to achieve a soft landing, its track record is dismal. As a result, the broad consensus is a recession in 2023. However, a grave policy error or exogenous shock aside, all indications point to a comparatively mild downturn: there are no apparent private sector excesses; household and corporate balance sheets are in good shape; and labor market dynamics are favorable. We also suspect investors – who have intermittently flouted the maxim "don't fight the Fed" in the last few months – will ultimately force the Fed's hand, prompting it to shift to a less restrictive stance by year-end.

Inflation Will Improve, But a Return to Fed's Two-Percent Target May Take Time

Consumer inflation should decelerate meaningfully in 2023 but will likely still top +3.0 percent at year-end versus the Fed's +2.0 percent target. Whereas headline inflation has steadily ebbed since July 2022 as energy prices fell, the core figure (which drives policy decisions) has stayed relatively choppy. However, core goods inflation (27 percent of core CPI) is diving due to base



Exhibit 1: Global Short-Term Interest Rates

Source: S&P Global, FactSet, Sit Investment Associates, 1/2/23



Exhibit 2: U.S. Monetary Tightening Cycles

Source: Federal Reserve, Sit Investment Associates, 12/31/22

Sit Investment Associates



effects, waning demand, and easing supply chain backups and should increasingly counter the impact of still-climbing core services inflation (Exhibit 3). Inflation-adjusted retail inventories (ex. autos) have grown to levels well above the historical trendline and will surely contribute to good disinflation, if not deflation, as merchants purge surplus stock. Moreover, declining home selling prices and new rents, which lead by 12 to 18 months, suggest rent of shelter (42 percent of core CPI) will peak by midyear and decline after that (Exhibit 4). In contrast, core services inflation (ex. rent, 32 percent of core CPI), which is highly correlated to wage growth, could be slightly more persistent (Exhibit 5). Nonetheless, wage gains have begun to moderate, and the difference in the number of people indicating jobs are plentiful versus hard to get suggests wage growth will continue to slow (Exhibit 6).

U.S. Consumers' Post-Pandemic "Revenge Spending" Has Likely Come to an End

Consumer spending has shifted to services from goods but stayed relatively resilient, sustained by job growth, excess savings, and credit expansion. According to Mastercard SpendingPulse, holiday spending climbed +7.6 percent year over year (versus +8.5 percent in 2021), though a +15.1 percent increase in dining out (i.e., services) underpinned the growth. The Atlanta Fed's GDPNow model also predicts real GDP growth of +3.8 percent in 2022's fourth quarter, aided by a +221-basis-point contribution from consumer spending. The irony is that the buoyancy in spending is perpetuating high inflation, contributing to Fed hawkishness and, subsequently, raising the risk of a recession. Nonetheless, the post-pandemic era of price-insensitive "revenge spending," first on goods and then services, has likely drawn to a close. Consumers have begun to balk at high prices again. Moreover, banks are tightening lending standards, implying credit growth and the spending it supports will continue to slow. For now, still-solid job growth and

Exhibit 3: U.S. Core CPI Breakdown

Y/Y Percent



Source: Bureau of Labor Statistics, 12/31/22

Exhibit 4: U.S. Shelter Inflation vs. Home Prices

Y/Y Percent



Source: BLS, Case-Shiller, National Association of Realtors, 12/31/22

Exhibit 5: U.S. Core Services vs. Wage Growth

Y/Y Percent



Source: Bureau of Labor Statistics, Atlanta Fed, 12/31/22

Exhibit 6: U.S. Job Availability vs. Wage Growth



Source: Atlanta Fed, The Conference Board, 12/31/22

about \$1.1 trillion in excess savings (and a return to positive real wage growth) may sustain spending. Even so, an economic slump and the job cuts that often coincide can trigger a self-perpetuating doom loop – though chronic worker shortages may cap the number of pink slips.



Europe Finally Catches a Break, Though Central Banks Will Keep up the Pressure

European natural gas spot prices have plunged, and warmer-than-seasonal weather has kept storage levels above historical norms for this time of year. As a result, the region appears well-positioned to dodge an energy crisis, at least this season. Still, Europe may be hard-pressed to replace lost Russian imports in 2023, renewing fears of possible energy shortages next winter. In addition, the Euro Area and the United Kingdom are in the throes of economic downturns, with signs of more pain ahead as financial conditions continue to tighten (Exhibit 7). Central banks are aggressively hiking interest rates to drive back record inflation. The Bank of England has lifted its policy rate by +325 basis points since December 2021 versus the European Central Bank's +250-basis-point hike since July 2022 (late to the game, just like the Federal Reserve). Through overnight index swaps, financial markets discount peak rates of about +4.75 percent for the Bank of England (now +3.50 percent) and +3.50 percent for the European Central Bank (+2.50 percent). Optimistically, confidence has improved from historically low levels, the labor market remains solid, and consumers have accumulated sizable excess savings. Furthermore, the European economy should receive a modest boost as China's reopening picks up steam.

The Bank of Japan Tweaks Policy in a Surprise Move but Remains Accommodative

Japan's economic growth should slow as the Covid-reopening boost gives way to an inflation-burdened consumer and fading export demand in 2023. Moreover, the Bank of Japan's (BoJ) recent "effective" tightening against this weakening backdrop (despite prior guidance for the opposite) increases uncertainty. The BoJ expanded the tolerated range around its zero percent target for 10-year Japanese government bonds (JGBs) to +0.50 percent from +0.25 percent to ease counterproductive side effects. Specifically, asset purchases to enforce its policy have led to BoJ ownership of over half of outstanding JGBs, resulting in limited liquidity and impaired credit market functioning. Still, it is unclear if the move is sufficient, as a pronounced kink in the yield curve at the 10-year maturity suggests distortions remain (Exhibit 8). The policy rate divergence with other developed nations has also driven a sharp depreciation in the yen and a spike in import prices. While the BoJ intends to maintain an easing stance to support sustained inflation, further policy normalization may be required. Moreover, an upcoming change in BoJ leadership in April and an unsure path for inflation further muddy the monetary policy outlook.

China's Disorderly Zero-Covid Reversal Paves the Way for an Economic Bounce

We expect China's economy will get worse before it gets better. After almost three years, China has finally started to pivot away from its zero-Covid policy, causing some chaos. A steepening infection curve has overwhelmed the healthcare system, lowered mobility, and fueled employee absences. In addition, heavy cross-regional travel during this month's Lunar New Year holiday



Exhibit 7: Euro Area PMI vs. Money Supply

Manufacturing PMI, RHS
Money Supply*, Y/Y%, 9M Lead, LHS
*M1 deflated by HICP

Source: European Central Bank, S&P Global, 1/3/23



Exhibit 8: Japan Government Bond Yield Curve

Three Years Ago
One Year Ago
Three Months Ago
Current Curve

Source: FactSet, 12/31/22



could lift infection rates and further disrupt the economy. However, reassuringly, the Central Economic Work Conference signaled policy would turn more pro-business and pro-growth in 2023. Therefore, while we do not expect substantial easing, fiscal and monetary policies should stay accommodative. Assuming the infection curve peaks in February or March, the economy should begin to recover in the second quarter. In that case, we believe 2023 real GDP growth may exceed +5.0 percent versus the expected +3.0 percent for 2022. Services and consumption will be the major growth drivers, helped by pent-up demand and excess savings, while exports might be a modest drag (Exhibit 9). Moreover, although infrastructure investment will likely slow, property investment should be less of a headwind this year.

EMs Continue to Battle High Inflation; Ebbing U.S. Dollar & Oil Welcome Relief

We expect emerging market consumer inflation will stay elevated on rising services prices but slightly moderate to +5.8 percent in 2023 from an expected +6.4 percent in 2022. As a result, we believe many central banks will keep tightening, despite the risks of an economic recession. In addition, emerging markets could suffer the fallout from a slower-than-expected turnaround in China's economy and recessions in the United States and Europe. Still, as consumption as a percentage of GDP is still lower than in developed markets, domestic demand should remain supportive. Moreover, a weaker U.S. dollar and lower oil prices will reduce the cost of imports and dollar-denominated debt servicing (Exhibit 10). Despite near-term headwinds, we believe emerging market economies will improve in the second half of 2023 as the recovery in China gains steam and the U.S. Federal Reserve becomes less restrictive. As a result, we forecast that emerging market real GDP growth will improve modestly to +3.8 percent in 2023, led by India at +7.0 percent, China at +5.0 percent, and the Association of Southeast Asian Nations at +4.5 percent. In contrast, Latin American economies will likely grow only +1.1 percent in 2023, as excessive inflation will keep interest rates high and constrain growth.

China's Loss May Be Mexico's Gain in the Age of De-Globalization

Mexico's real GDP growth will likely moderate to about +1.0 percent in 2023 from +2.8 percent in 2022 as high inflation, rising interest rates, and a slowing U.S. economy (its largest trading partner) take a toll. Mexico's central bank has hiked interest rates by 650 basis points to +10.5 percent since February 2021. However, inflation of +7.8 percent year-over-year in November remains well above its +3.0 percent target, implying rates may stay high for some time. Despite the GDP slowdown, the manufacturing sector has proved resilient. Manufacturing production increased by +23.8 percent to $232.1 billion in 2021 and is up +5.3 percent year-over-year in October. Notably, Mexico is a prime candidate for firms to relocate production that serves the U.S. market and should continue to benefit from the nearshoring trend to address supply chain issues in China. According to Piper Sandler, the return of manufacturing operations to the U.S. has gained momentum as about 950 companies have announced plans to onshore (or expand existing production) over the last twelve months. While most of the growth in manufacturing is occurring in the U.S., it is also happening in Mexico, a trend we expect to continue.

Exhibit 9: China Net Δ in Household Deposits



Source: Peoples Bank of China, 12/31/22

Exhibit 10: Trade-Weighted U.S. Dollar Index



Source: U.S. Federal Reserve, 1/3/2023

Global Macro: Other Notable Data Points

Global Central Banks Tightening Aggressively
Policy Rate Changes, Developed Markets



Source: FactSet, 1/4/23

Significant Downward Revisions to GDP Growth
Consensus Real GDP Growth Forecast
Y/Y%, Median



Source: FactSet, 12/31/22

Seventy-Five Percent of Mfg. PMIs Contracting
Manufacturing Purchasing Managers' Indices



Source: S&P Global, 1/3/23

World Likely in a Period of Rolling Recessions
Recession Outlook



Source: Citi Research, 12/19/22

Unprecedented Contraction in Money Supply
Developed Countries: Money Supply, M2
Y/Y Percent



Source: FactSet, 12/31/22

Excess Global Savings Cushioning the Blow
Household Savings Rates
Percent of Disposable Income



Source: FactSet, National Sources, 12/31/22

U.S. Macro: Other Notable Data Points (Cont'd)

U.S. Economy Buoyed by Resilient Consumers

U.S. Real GDP
Contribution to SAAR Q/Q% Change



Source: Federal Reserve Bank of Atlanta, 1/5/23

Spending Sustained by Excess Savings & Credit

U.S. Personal "Excess" Savings



Source: BEA, Sit Investment Associates, 12/23/22

Banks Rapidly Tightening Lending Standards

Senior Loan Officer Survey
Willingness To Make Consumer Installment Loans



Source: Federal Reserve, 11/7/22

Almost All Leading Indicators → 2023 Recession

U.S. Leading Economic Index
Six-Month % Change Annualized



The annualized 6-month rate of change has never dipped this low without a recession ensuing

Source: The Conference Board, 12/22/22

Fed-Induced Recession Should Quell Inflation

U.S. Consumer Price Index
Y/Y Percent, NSA



Source: Bureau of Labor Statistics, 12/31/22

Getting More People into Workforce is Critical



* Difference between the number of job openings in the prior month and unemployed workers in the current month.
** Based on the average of Indeed and Linkup job openings, scaled to JOLTS job openings.

Source: Goldman Sachs, 12/26/22



Looking Forward to 2023

With a glad wave, investors bid farewell to 2022, a year that delivered some of the worst bond market returns on record. At the end of 2021, the Federal Reserve (Fed) was behind the curve in terms of inflation, with a fed funds rate of zero trailing inflation by a sizeable 7.0 percentage points. To catch up, the Fed rapidly raised the fed funds rate by +4.25 percentage points over the nine months ending December 2022 for its most aggressive tightening cycle since 1980. The rise in interest rates resulted in a 2022 U.S. Aggregate Bond Index return of -13.01 percent. We think the fed funds rate will peak at a target range of about +5.00 to +5.25 percent in May. Moreover, we expect inflation measures to slow meaningfully in 2023, nearing +3.0 percent by year-end. As a result, we anticipate the Fed will pause rate hikes by midyear and become less restrictive later in the year, leading to positive market price appreciation. Given current interest rate levels and a manageable forecast, we are optimistic about returns in 2023.

Investors' Rate Expectations Result in a Yield Curve Inversion

The expected path of the fed funds rate sets forward interest rates, which result in bonds with longer maturities (such as the ten-year note) having lower yields than shorter maturities (like the two-year note). Investors traditionally view an inverted yield curve as a recessionary signal. The inversion began in July after some very hot CPI reports. The key takeaway is that the Fed is laser-focused on getting the inflation figures down, so much so that they will raise interest rates to a level that will significantly dampen economic activity. Eventually, the Fed will have to capitulate and lower interest rates. The 2s to 10s inversion peaked at about 85 basis points in early December and currently measures around 50 basis points. Investor expectations that the fed funds rate will remain between +4.25 percent and roughly +5.00 percent through the middle of 2023 and then decline have driven the inversion. Yield curve inversions typically last only a few months, and we expect this one to behave similarly.

Shelter Inflation to Cool Next Year; Reinforces Expectation for a Fed Pivot

Shelter inflation is a significant component in widely referenced core inflation metrics (CPI and PCE). It is well known that the rapid surge in mortgage rates from 3 percent to over 7 percent this year dramatically affected housing market activity. While home prices are falling and sales are slowing, shelter inflation remains elevated. The Federal Reserve Bank of Cleveland and the Bureau of Labor Statistics built indices to compare new tenant rent growth versus all tenants. The working paper from the Cleveland Fed shows new tenant rents are timely and that existing (or all) tenant rents are stale by six to twelve months. While its All Tenant Index is growing at its fastest pace yet, the New Tenant Index abruptly fell to 6 percent year-over-year from a peak just short of 12 percent in the second quarter of 2022. The research also investigated timing mismatches between rent indices, finding that the All Tenant Index leads CPI rents by about one quarter. The New Tenant Index leads CPI rents by about a year, suggesting the cooling of rents will show up in next year's inflation data. The decline in inflation metrics foretold by the New Tenant Index reinforces our view that the Fed will pause at the May 2023 meeting.

Taxable Fixed Income Strategy

We do not expect a wave of defaults as the economy transitions from stagflation to stagnation. Still, we are concerned that negative sentiment and rising fears of recession will cause lower-quality bonds to underperform. As a result, we are increasing the credit quality of portfolios. We continue to utilize callable agency bonds where appropriate and taxable municipal bonds to improve quality and extend duration. Moreover, depleted excess savings will return workers to the labor force and eliminate most of the remaining supply chain problems. These factors should also help improve inflation metrics. With the economy and inflation cooling, we expect the Fed will pause midyear and possibly cut rates by year-end. Thus, Treasury yields will likely decline, and the yield curve should begin to return to its traditional upward-sloping shape. As a result, we expect to extend portfolio durations to levels longer than benchmarks to gain from the resulting bond market rally. We also expect reduced volatility to impact mortgage spreads favorably and their performance to normalize.



Municipal Bond Market Closes Out Year to Forget with a Memorable Quarter

The Bloomberg Municipal Bond Index rebounded in the fourth quarter of 2022 after unusually poor performance earlier in the year, returning +4.10 percent for the quarter (Exhibit 11). The gain more than offset the negative return of -3.46 percent incurred in the third quarter. It also improved the final return for 2022 to -8.53 percent, although that is still the worst since 1981. The yield on AAA 10-year General Obligation bonds fell by -0.67 percent to +2.63 percent in the fourth quarter but stayed +1.60 percent above where it closed a year ago (at +1.03 percent).

Plunge in 4Q Supply Lifts Municipal Performance

A -41 percent plunge in new bond issues in the fourth quarter of 2022 versus a year ago assisted the recent rally in municipal bond markets (Exhibit 12). The decline in issuance for all of 2022 was -21 percent, but this trend intensified in the second half, as rising interest rates increased borrowing costs considerably. Bond refundings fell -58 percent in 2022, while "new money" issues were down only -5 percent. Taxable municipal bonds, which had boomed in 2020-2021 due to changes in tax laws that shifted many refundings out of the tax-exempt bond market, sank -56 percent in 2022. This major decline in new issue supply partially offset the effects of ongoing outflows from municipal bond mutual funds that persisted through year-end.

Municipal Bond Market Stabilizing at More Attractive Yields

A continuation of the trend of remarkably lighter new issue supply may carry well into 2023 due to seasonal issuance patterns, lack of bond refunding opportunities, and the much higher level of prevailing interest rates that slows debt issuance. Meanwhile, outflows from municipal mutual funds could soon reverse as tax loss selling activity dissipates after year-end. Retail demand should continue to grow for municipal bonds now available at the highest yields seen in many years. A potential recession materializing in 2023 could move municipal bond prices higher, as the outlook for lower interest rates would gain additional momentum. Still, municipal bond credits are far better positioned for a moderate recession in 2023 or 2024 than they have been for previous ones. Specifically, state and local rainy-day funds are at record levels, buoyed by surges in tax receipts and lingering benefits of massive federal aid from the Covid-19 relief packages.

Tax-Exempt Fixed Income Strategy: Cautiously Awaiting Return to Normalcy

It is not likely that the municipal market in the New Year will quickly recover the historic losses incurred in 2022. Although strong rebounds (such as those in the fourth quarter of 2022) have often followed an outlier year of negative returns, we expect moderately positive returns. Our focus on higher-yielding high-grade bonds offering more spread, higher coupons, and relative value opportunities should position us well in this market environment. Moreover, short and intermediate-duration bonds are now at yields close to those of longer-term bonds but with far less interest rate sensitivity. Thus, high-quality municipal bonds are now obtainable at yields that may boost returns for many years ahead.

Exhibit 11: Municipal Bond Index Returns

	QTD	YTD		QTD	YTD
Muni Bond	4.10	-8.53	Revenue Bond Index	4.21	-9.29
3-Year	2.08	-3.39	Electric	3.71	-7.37
5-Year	3.05	-5.26	Hospital	4.80	-11.23
7-Year	3.67	-5.97	Housing	4.02	-12.97
10-Year	4.49	-6.57	IDR/PCR	3.22	-10.21
Long	5.19	-15.58	Tranportation	4.00	-9.05
AAA	4.29	-7.93	Education	4.35	-9.19
AA	4.13	-7.97	Water & Sewer	4.06	-7.95
A	3.98	-9.06	Resource Recovery	4.86	-4.13
BAA	3.88	-11.63	Leasing	4.68	-9.19
			Special Tax	4.44	-8.62
GO Bond	4.19	-7.74	Tobacco Index	3.01	-8.81

Source: Bloomberg, 12/31/22

Exhibit 12: Municipal Bond New Issuance



Source: The Bond Buyer, 12/31/22

Fixed Income: Other Notable Data Points

The Most Rapid Rise in Rates Since the 1980s

U.S. Treasury Yield Curve



	1M	3M	6M	1Y	2Y	3Y	5Y	7Y	10Y	30Y
9/30	2.63	3.23	3.79	3.83	4.20	4.21	4.04	3.94	3.80	3.77
12/31	3.99	4.41	4.66	4.73	4.42	4.24	4.00	3.97	3.88	3.97
	1.36	1.18	0.88	0.91	0.22	0.03	-0.04	0.03	0.08	0.20

Source: FactSet, 12/31/22

Spreads Signal Fed Will Trigger a Recession

U.S. Treasury Spreads



Recession — 10Y to 3M — 10Y to 2Y

Source: FactSet, 12/31/22

Worst U.S. Aggregate Bond Returns on Record

Rolling 12-Month Returns, Percent



Source: Bloomberg, 12/31/22

Highest Municipal Bond Outflows on Record

U.S. Long-Term Mutual Fund & ETF Flows
$ Billions, Cumulative



Source: Investment Company Institute, 12/31/22

Inflation Expectations Are Moderating



*Breakeven rates are calculated by subtracting the real yield of the inflation linked maturity curve from the yield of the closest nominal Treasury maturity. The result is the implied inflation rate for the term of the stated maturity

Source: Federal Reserve Bank of St. Louis, 12/31/22

New Tenant Index Signals CPI-Shelter Deflation



Source: BLS, Cleveland Fed, Zillow, 12/31/22

Sit Investment Associates



GLOBAL EQUITIES: ENVIRONMENT AND STRATEGY

Equity portfolios remain well diversified, with a quality bias, as investors assess the likelihood of a Fed pause in interest rate hikes against a more challenging corporate earnings backdrop. As was the case in 2022, we expect significant volatility to continue to provide opportunities to "upgrade" holdings to improve the overall risk-reward of portfolios. In addition to traditional quality metrics (e.g., free cash flow generation, return on capital, balance sheets), our emphasis is on selecting stocks with attractive valuations and conservative/realistic earnings estimates. While portfolios continue to hold a combination of cyclical (technology, industrials, financials) and non-cyclical companies (consumer staples, health care, utilities), we plan to pivot to a pro-cyclical stance as the expected economic slowdown becomes fully embedded in valuations.

Despite a challenging 2022, our equity strategies maintain a significant weight in high-growth technology stocks. The substantial underperformance in the sector has drawn comparisons to 1999 to 2000, a period defined by rampant speculation, extreme valuations, and unsustainable business models. Although there are identifiable pockets of similar excesses (e.g., crypto, "stay at home" pandemic stocks, EVs, and SPACs) in this cycle, the secular drivers of the technology sector are broad-based and durable, in our view. Importantly, our investments focus on secular growth sub-segments such as digital transformation, cybersecurity, automation, cloud/digital infrastructure, and electrification. To be sure, cyclical pressure in some end markets (e.g., PCs, e-commerce, digital advertising) and softer enterprise spending will take a toll on earnings. However, the need for productivity-enhancing technology investments will only intensify as economic growth slows, offsetting these pressures.

Dividend-paying stocks performed relatively well in 2022 as investors sought stability in a "risk off" market. We believe that dividend-paying growth stocks allow investors to participate in market gains during upturns but also provide downside protection if market conditions remain challenging. While the current yields of our dividend-based portfolios are already well above benchmark yields, we anticipate solid dividend growth in 2023 for each of our dividend growth strategies. Within the dividend-paying universe, energy and defensive sectors such as utilities, consumer staples, and P&C insurance led the outperformance over the past year. However, we believe there are attractive long-term opportunities in areas overlooked by investors over the past year, including health care, technology, industrials, and select financials.

As for international portfolios, we prefer investments in South Korea, Singapore, and India, as economic growth has been resilient and will improve further in 2023. Moreover, the expected rebound in China will have positive knock-on effects throughout Asia. Conversely, we are more cautious about Latin America, particularly Brazil, as tight monetary conditions will continue to impact economic growth negatively. Given the uncertainties around global economic growth, portfolios remain diversified across themes and industries. Hence, in addition to non-cyclical sectors such as consumer staples, portfolios hold positions in attractively valued cyclical stocks within the financial, technology, and energy sectors. In addition, we believe emerging market stocks are attractively valued, with the MSCI Emerging Market Index trading at the low end of its historical range relative to the MSCI USA Index. Still, underlying fundamentals are highly variable, making country emphasis and stock selection critical in the year ahead.

We are constructive on Chinese stocks near term, even after the recent rebound, considering reasonable valuation, still-skeptical investor sentiment, and the expected economic recovery. Nonetheless, concerns such as high debt levels, adverse demographic trends, and geopolitical tensions with the U.S. could linger longer term. Consequently, we prefer a diversified portfolio and continue to like reopening trades such as the online travel industry, restaurants, and Macau gaming. We also favor internet names given the expected earnings recovery, improving regulatory environment, and inexpensive valuation. Meanwhile, we are maintaining exposure to relatively stable industries such as healthcare and utilities.

Global Equities: Other Notable Data Points

One of the Worst 12M Returns for the S&P 500

S&P 500 Index
Rolling 12-Month Price Return, Percent



Source: FactSet, 12/31/22

Market Infrequently Down Two Years in a Row

S&P 500 Index
Annual Price Return, Percent



Source: FactSet, 12/31/22

Few Markets Unscathed by '22 Equity Selloff

MSCI Global Equity Indices: Total Returns, 2022
Percent, in U.S. Dollars



Source: FactSet, 12/31/22

Technology Sector More Reasonably Valued



Source: Credit Suisse, 1/5/23

Flows Favored Safe-Haven U.S. Equities in '22

U.S. Equity Mutual Fund and ETF Flows
$ Billions, Weekly



Source: EPFR, 12/28/22

Investor Sentiment Excessively Pessimistic

CBOE U.S. Equity Put-Call Ratio



Source: Chicago Board Options Exchange, 12/31/22

Global Equities: Other Notable Data Points (Cont'd)

PE Multiple Contraction Across GICS Sectors

NTM PE Multiples, by GICS Sector
S&P 500 Index



12/31/22
12/31/21
21.3
20.1
16.4
14.3
11.8
18.0
18.8
9.8
20.9
15.7
17.6
16.7
Cons. Dis.
Info. Tech.
Real Est.
Telecom
Financials
Industrials
Utilities
Energy
Staples
Materials
Hlth. Care
S&P 500

Source: FactSet, 12/31/22

S&P 500 Largely Discounts EPS Downside Risk

S&P 500 Nominal Earnings Per Share, Consensus
Next Twelve Months



Recession
Exponential Trendline
250
200
150
100
50
0
1990
1995
2000
2005
2010
2015
2020

Source: Bloomberg, 12/31/22

Fall in Near-Peak S&P 500 Margins a Key Risk



12M Change in EBIT Margins (bp, 3MA)
Margin Lead Indicator
450
350
250
150
50
-50
-150
-250
07
08
09
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24

Source: Morgan Stanley, 1/6/23

Earnings Forecasts Revised Down Across World

Bottom-Up EPS Estimates for MSCI Indices
Y/Y Percent Change



2022E
2023E
12/31/21
6%
10%
2%
6%
10%
7%
16%
15%
7%
9%
12/31/22
5%
5%
10%
0%
17%
5%
-3%
15%
-11%
0%
United States
Europe
Japan
China
Emerging Markets

Source: FactSet, 12/31/22

International Relative Valuations are Attractive

NTM Relative PE Multiples, by MSCI Region/Country
Relative to MSCI USA Index



Current
20Y Avg.
0.88
0.80
0.82
1.04
0.77
1.08
0.95
0.68
0.69
0.55
0.66
0.72
0.59
1.28
0.73
0.38
MSCI World ex USA
MSCI UK
MSCI Euro Area
MSCI Japan
MSCI China
MSCI India
MSCI Mexico
MSCI Brazil

Source: FactSet, 12/31/22

Stocks Still Compelling Relative to Treasuries

S&P 500 Earnings Yield vs 10-Year U.S. Treasury Yield



S&P 500 Earnings Yield
10-Year Treasury Yield
16%
14%
12%
10%
8%
6%
4%
2%
0%
'72
'77
'82
'87
'92
'97
'02
'07
'12
'17
'22

Source: FactSet, 12/31/22

Sit Investment Associates

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612-332-3223